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                                Prospectus Supplement filed under Rule 424(b)(3)
                                   in connection with Registration No. 333-70731

               PROSPECTUS SUPPLEMENT NO. 1 DATED August 18, 1999
                      (To Prospectus Dated June 18, 1999)

                                 ENAMELON INC.

          2,287,036 shares of common stock, par value $.001 per share (Supplement to the 2,276,106 shares originally set forth in the Prospectus, of which
   2,265,964 shares already have been sold under the Prospectus and are not included
 in the 2,287,036 shares shown as being offered by this Prospectus Supplement)

     This Prospectus Supplement supplements information contained in the Prospectus, dated June 18, 1999, as amended or supplemented (the "Prospectus") relating to the offer and sale by certain selling securityholders of up to 2,276,106 shares of common stock of Enamelon, Inc. Of the 2,276,106 shares originally set forth in the Prospectus, 2,265,964 shares already have been sold under the Prospectus and are not included in the 2,287,036 shares listed as being offered by this Prospectus Supplement. The 2,287,036 shares shown as being offered by this Prospectus Supplement includes 10,142 shares which were included in the original Prospectus but which have not yet been sold under the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. The information set forth in this Prospectus Supplement amends, supplements and supersedes the relevant information on the cover page of the Prospectus.

     The table below lists the selling securityholders and other information regarding the beneficial ownership of our common stock by each of the selling securityholders. The second column lists the number of shares of common stock that would have been issuable to each selling securityholder on August 17, 1999 upon conversion of all of our series B convertible preferred stock then held by that selling securityholder, including shares issuable to pay the 6% accrual amount as of that date, without regard to restrictions on the number of shares that a selling securityholder may own at any time. Our conversion calculations in the second column assume a conversion price for our series B convertible preferred stock of $1.0154, which represents approximately 93.5% of the average of the five lowest closing sale prices during the 40 consecutive trading days before August 17, 1999. The numbers listed in the second column are subject to fluctuations from time to time based on changes in the closing sale price of our common stock. The selling security holders are offering the shares of common stock that they may acquire on conversion of our series B convertible preferred stock, as indicated in the third column. We originally registered 4,553,000 shares of common stock for resale by the selling securityholders on conversion of our series B convertible preferred stock, of which 2,265,964 shares of common stock had already been sold under the Prospectus as of August 17, 1999. The remaining 2,287,036 shares of common stock which were registered are shown as being offered by this Prospectus Supplement. The fourth column assumes the sale of all of the shares offered by each selling securityholder. Under our series B convertible preferred stock certificate of
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designations, no selling securityholder can convert series B convertible stock to the extent such conversion would cause such selling securityholder's beneficial ownership of our common stock (other than shares deemed beneficially owned through ownership of unconverted shares of our series B convertible preferred stock) to exceed 4.99% of the outstanding shares of common stock. In addition, we are not required to issue shares of our common stock on conversion of our series B convertible preferred stock if any holder, together with its affiliates, (1) would beneficially own more than 10% of our outstanding common stock after conversion and (2) would have acquired more than 10% of our common stock in the 60-day period ending on the date of conversion. The information provided in the table below has been obtained from the selling securityholders. The selling securityholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

     The following table amends, supplements and supersedes the information set forth in the Prospectus under the caption "Selling Securityholders":

                                    Shares              Maximum            Shares Owned
Name of Selling                     Owned               Number of          After Offering
Securityholder                 Before Offering       Shares Offered      Number   Percentage
--------------                 ---------------       --------------      ------   ----------
HFTP Investments L.L.C.(1)        1,177,577            1,039,500         138,077      *

Fisher Capital Ltd.(2)             886,050               812,377          73,673      *

Wingate Capital Ltd.(2)            473,861               435,159          38,702      *

--------------
* Less than 1%.

(1) Promethean Investment Group L.L.C. is the investment manager of HFTP Investments L.L.C. ("HFTP") and consequently has voting control and investment discretion over securities held by HFTP. Promethean Investment Group, L.L.C. is indirectly controlled by Mr. James F. O'Brien. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean Investment Group L.L.C. and HFTP.

(2) Citadel Limited Partnership is the trading manager of each of Fisher Capital Ltd. and Wingate Capital Ltd. (collectively, the "Citadel Entities") and consequently has voting control and investment discretion over securities held by the Citadel Entities. Kenneth C. Griffin indirectly controls Citadel Limited Partnership. The ownership for each of the Citadel Entities does not include the ownership information for the other Citadel Entity. Citadel Limited Partnership, Kenneth C. Griffin, and each of the Citadel Entities disclaims ownership of the shares held by the other Citadel Entities.


              This Prospectus Supplement is dated August 18, 1999